July 2010 Pricing Sheet dated July 9, 2010 relating to Preliminary Pricing Supplement No. 449 dated July 9, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

PLUS due July 16, 2012
Based on the Performance of the Common Stock of Apple Inc.
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JULY 9, 2010
Issuer:	Morgan Stanley
Pricing date:	July 9, 2010
Original issue date:	July 15, 2010 (4 business days after the pricing date)
Maturity date:	July 16, 2012
Underlying equity:	Apple Inc. common stock (“Apple stock”)
Issue price:	$1,000 per PLUS
Stated principal amount:	$1,000 per PLUS
Aggregate principal amount:	$3,000,000
Payment at maturity:	▪	If final share price is greater than initial share price, $1,000 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
	▪	If final share price is less than or equal to initial share price, $1,000 x share performance factor This amount will be less than or equal to the stated principal amount of $1,000 and may be zero.
Maximum payment at maturity:	$1,625 per PLUS (162.5% of the stated principal amount)
Leveraged upside payment:	(i) $1,000 times (ii) the leverage factor times (iii) the share percent increase.
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$259.72, which is the closing price of Apple stock on the pricing date.
Final share price:	The closing price of Apple stock times the adjustment factor, each as of the valuation date.
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting Apple Stock
Valuation date:	July 9, 2012, subject to adjustment for non-trading days and certain market disruption events
Interest:	None
CUSIP:	617482MK7
ISIN:	US617482MK75
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per PLUS	$1,000	$22.50	$977.50
Total	$3,000,000	$67,500	$2,932,500
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of $22.50 for each PLUS they sell. See “Description of PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 449 dated July 9, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at .www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.